Exhibit 99.1

Hi everyone,

My name is Lauren Zakarian-Cogswell and I’m a Specialist on the acquisitions team here at Masterworks.

I am pleased to announce our latest offering, a vibrant work of art by the contemporary painter, Nina Chanel Abney. The young artist’s work boldly addresses contemporary issues of politics, race, policing and sexuality.

Of all the examples of Abney’s work reviewed by the acquisitions team, this is the first we have selected to be offered on the Masterworks platform.

The current offering is titled “xAxnxyxtxixmxex,x xAxnxyxpxlxaxcxex” and was completed in 2018. The Painting depicts two full-length figures surrounded by a frenetic array of symbols, numerals and patterns. Executed in Abney’s pop-surrealist style, the work exhibits a flat, geometric quality reminiscent of modernist painters like Stuart Davis and Henri Matisse.

Since Abney’s auction debut in 2018, demand for her work, and subsequently prices, have experienced significant growth. In 2018, her total auction turnover stood at $53,000 and by 2021, had increased to over $2 million. As of November 2022, examples similar to the Painting, with multiple figures and colorful symbology, account for Abney’s top five auction records. These are led by “Untitled (XXXXXX)” (2015), which sold for just under $1 million at Christie’s, New York in May of 2021, and “Untitled” (2019), which sold for over $900,000 at Christie’s, Hong Kong in December 2021. With its sale for $420,000 at Sotheby’s, London in October of 2022, the Offering is currently the artist’s third top record at auction.

Between March 2019 to December 2021, auction sales of the nine works similar to our offering have increased at an estimated annualized appreciation rate of 104.1%.